Sub-Item 77Q1(e)

Advantage Funds, Inc. (the "Company")

Dynamic Total Return Fund (the "Fund")

At a meeting held on May 17, 2016, the Board of Directors of the Company, on behalf of the Fund, approved a proposal to establish DTR Commodity Fund, Ltd., a wholly-owned and controlled subsidiary of the Fund domiciled in the Cayman Islands (the "Subsidiary"), and expand the types of instruments that the Fund would be able to use through the Subsidiary to obtain commodity-related investment exposure.

A Management Agreement, between the Subsidiary and The Dreyfus Corporation ("Dreyfus"), and a Sub-Investment Advisory Agreement made with respect to the Subsidiary, between Dreyfus and Mellon Capital Management Corporation, were filed as Exhibits (d)(6) and (d)(7), respectively, to Post-Effective Amendment No. 131 to the Company's Registration Statement, filed with the Securities and Exchange Commission on September 29, 2016, and are each incorporated by reference herein.